

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 15, 2017

Via E-mail
Mark C. Throdahl
Chief Executive Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

> **Re: OrthoPediatrics Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2017**
> **File No. 333-212076**

Dear Mr. Throdahl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2017 letter.

Consolidated Statement of Operations, page F-4

1.    We note the presentations of the foreign currency translation adjustment and comprehensive loss on page F-5 for the six months ended June 30, 2017. Revise the filing to provide a consolidated statement of comprehensive income as required by ASC 220-10-45.

Note 2. Significant Accounting Policies

Inventories, net page F-10

2. We note on page F-9 that you consign inventory to your customers. Please revise the filing to disclose the amount of consigned inventory held at each reporting period end as required by Question 2 paragraph 4 of SAB Topic 13A(2).

    You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery


cc:    Charles K. Ruck, Esq.
       Latham & Watkins LLP